UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Melco Crown Entertainment Limited

(Name of Issuer)

Ordinary Shares, par value US$0.01 per share

(Title of Class of Securities)

G5974W 10 3

(CUSIP Number)

Melco Leisure and Entertainment Group Limited

c/o 38th Floor, The Centrium

60 Wyndham Street

Central

Hong Kong

(852) 3151 3777

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

January 27, 2017(1)

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☒

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Section 240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

This Schedule 13D amends the Schedule 13G filed by the Reporting Parties named herein on January 15, 2016.

(1)	On January 27, 2017, Macau regulatory approval was granted with respect to the purchase of 198,000,000 ordinary shares of Melco Crown Entertainment Limited, as further discussed in Items 3 and 6 of this Schedule 13D.

CUSIP No. G5974W 10 3

1	NAME OF REPORTING PERSONS Melco International Development Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 757,229,043 shares (Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole voting power with respect to these shares)
	8	SHARED VOTING POWER 757,229,043 shares (including shares disclaimed; see Item 6 below)
	9	SOLE DISPOSITIVE POWER 757,229,043 shares (Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole dispositive power with respect to these shares)
	10	SHARED DISPOSITIVE POWER 757,229,043 shares (including shares disclaimed; see Item 6 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,229,043(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON HC, CO

CUSIP No. G5974W 10 3

1	NAME OF REPORTING PERSONS Melco Leisure and Entertainment Group Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 757,229,043 shares (Melco International Development Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole voting power with respect to these shares)
	8	SHARED VOTING POWER 757,229,043 shares (including shares disclaimed; see Item 6 below)
	9	SOLE DISPOSITIVE POWER 757,229,043 shares (Melco International Development Limited and Mr. Ho, Lawrence Yau Lung, may also be deemed to have sole dispositive power with respect to these shares)
	10	SHARED DISPOSITIVE POWER 757,229,043 shares (including shares disclaimed; see Item 6 below)
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 757,229,043(1)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 51.3%
14	TYPE OF REPORTING PERSON CO

CUSIP No. G5974W 10 3

1	NAME OF REPORTING PERSONS Ho, Lawrence Yau Lung
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS BK, AF
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Canada
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7

SOLE VOTING POWER

767,086,887(3) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to have sole voting power with respect to 757,229,043 shares)

	8	SHARED VOTING POWER 757,229,043(2) shares (including shares disclaimed; see Item 6 below)
9

SOLE DISPOSITIVE POWER

767,086,887(3) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to have sole dispositive power with respect to 757,229,043 shares)

	10	SHARED DISPOSITIVE POWER 757,229,043(2) shares (including shares disclaimed; see Item 6 below)
11

AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

767,086,887(3) shares (Out of these shares, Melco International Development Limited and Melco Leisure and Entertainment Group Limited may also be deemed to beneficially own 757,229,043 shares)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 52.0%(3)
14	TYPE OF REPORTING PERSON CO

(1)	Includes a number of shares that CAI and Crown have agreed, pursuant to the Shareholders’ Deed described in Item 6 below, to retain and to vote in a manner identical to Melco for so long as the Securities Loans described under Item 6 below are outstanding (the “Agreement to Vote”). The number of shares subject to such voting arrangement is equivalent to the number of shares loaned under the Securities Loans (which loaned shares are not included in such number above). The completion of the Securities Loan and the return to the Reporting Persons of the loaned shares and resulting termination of Crown’s Agreement to Vote, will not change the aggregate number of Ordinary Shares over which the Reporting Persons will have sole and shared voting power and beneficial ownership.
(2)	In addition, Mr. Ho holds options to purchase an aggregate of 5,574,729 Ordinary Shares, and 160,171 restricted shares, vested or vesting within 60 days of the date hereof, as further described in Item 6 below.
(3)	Includes options to purchase an aggregate of 5,574,729 Ordinary Shares, and 160,171 restricted shares, vested or vesting within 60 days of the date hereof, as further described in Item 6 below.

Item 1. Security and Issuer

This Schedule 13D relates to the ordinary shares (the “Ordinary Shares”) of Melco Crown Entertainment Limited, a Cayman Islands exempted company (the “Issuer”). The address of the Issuer’s principal executive offices is 36th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

Item 2. Identity and Background

For information with respect to the identity and background of each director or general partner and executive officer, as applicable, of the Reporting Person, see Schedule I attached hereto.

(a) This Schedule 13D is being filed on behalf of each of the following persons (collectively, the “Reporting Persons”): Melco International Development Limited, a Hong Kong-listed company (“Melco”), its wholly-owned subsidiary Melco Leisure and Entertainment Group Limited, a company incorporated under the laws of the British Virgin Islands (“Melco Leisure”) and Mr. Ho, Lawrence Yau Lung, a citizen of Canada (“Mr. Ho”). Mr. Ho personally holds 30,769,132 ordinary shares of Melco, representing approximately 1.99% of Melco’s ordinary shares outstanding. In addition, 119,303,024 ordinary shares of Melco are held by Lasting Legend Ltd., 294,527,606 ordinary shares of Melco are held by Better Joy Overseas Ltd., 50,830,447 ordinary shares of Melco are held by Mighty Dragon Developments Limited, 7,294,000 ordinary shares of Melco are held by The L3G Capital Trust and 1,566,000 ordinary shares of Melco are held by Maple Peak Investments Inc., representing approximately 7.73%, 19.08%, 3.29%, 0.47% and 0.10%, respectively, of Melco’s shares, all of which companies are owned by persons and/or trusts affiliated with Mr. Ho. Mr. Ho also has interest in Great Respect Limited, a company controlled by a discretionary family trust, the beneficiaries of which include Mr. Ho and his immediate family members, that holds 306,382,187 ordinary shares of Melco, representing 19.85% of Melco’s shares. Consequently, Mr. Ho may be deemed to beneficially own an aggregate of 810,672,396 ordinary shares of Melco, representing approximately 52.51% of Melco’s ordinary shares outstanding.

(b) The principal business address of the Reporting Persons is 38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong.

(c) The principal business of Melco and Melco Leisure is to act as holding companies for investments in casino gaming and entertainment. Mr. Ho’s principal occupation is serving as chairman, chief executive officer and executive director of the Issuer and Melco.

(d) During the last five years, the Reporting Persons have not, and to the best of the Reporting Persons’ knowledge none of the persons identified in Schedule I has, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) During the last five years, the Reporting Persons have not, and to the best of the Reporting Persons’ knowledge none of the persons identified in Schedule I has, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibited or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Melco is a Hong Kong-listed company and Melco Leisure is a company incorporated under the laws of the British Virgin Islands. Mr. Ho is a citizen of Canada.

Item 3. Source and Amount of Funds or Other Consideration

$1,188,000,000 of the purchase price is expected to be paid with the proceeds of a bank loan which is expected to have customary terms and conditions. In connection with such financing, Melco Leisure may pledge certain assets, including Ordinary Shares or American depositary shares of the Issuer (“ADSs”) held by Melco Leisure, to secure such loan. The remainder of the purchase price will be paid with cash held by affiliates of the Reporting Persons. See also Item 6 of this Schedule 13D, which is hereby incorporated by reference into this Item 3.

Item 4. Purpose of Transaction

The transaction is intended to enable Melco (through Melco Leisure) to continue to consolidate its ownership interest in the Issuer in Melco’s consolidated financial statements for accounting purposes, rather than report such ownership interest as an equity investment, under applicable Hong Kong Financial Reporting Standards issued by the Hong Kong Institute of Certified Public Accountants. Other than as described herein, none of the Reporting Persons, nor to the Reporting Persons’ knowledge, any of the individuals or entities named in Schedule I to this Schedule 13D, currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) – (j) of Schedule 13D (although they reserve the right to develop such plans).

Item 5. Interest in Securities of the Issuer

(a) As of 4:00 p.m., New York City time, on the date of this Schedule 13D, the Reporting Persons each beneficially own an aggregate of 757,229,043 Ordinary Shares, which Ordinary Shares are held by Melco Leisure (the “Shares”). The Shares represent 51.3% of the Issuer’s Ordinary Shares outstanding. In addition, Mr. Ho personally holds 4,122,944 Ordinary Shares, options vested or vesting within 60 days of the date hereof to purchase an additional 5,574,729 Ordinary Shares and 160,171 restricted shares, together representing a further 0.7% of the Issuer’s Ordinary Shares outstanding. Percentages of the Ordinary Shares outstanding reported in this Schedule 13D are calculated based upon the 1,475,924,523 Ordinary Shares outstanding as of December 15, 2016, as reported in the prospectus supplement filed by the Issuer with the Securities and Exchange Commission on December 19, 2016.

(b) The Reporting Persons have shared voting and dispositive power over the Shares.

(c) The Reporting Persons have not effected any transaction in Ordinary Shares during the past 60 days, except as otherwise disclosed in this Schedule 13D.

(d) Melco’s shareholders have indirect rights to receive both dividends on and proceeds from the sale of the Shares. With the exception of the interests of Mr. Ho and Southeastern Asset Management, Inc., no such interest relates to more than 5% of the Ordinary Shares.

(e) Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

On December 14, 2016, Melco Leisure entered into a privately negotiated agreement to acquire 198,000,000 Ordinary Shares from Crown Asia Investments Pty. Ltd. (“CAI”), a wholly owned subsidiary of Crown Resorts Limited (“Crown” and the acquisition, the “Melco Acquisition”). See Exhibit 99.2 to this Schedule 13D. The aggregate purchase price is approximately $1.2 billion, subject to upward adjustments for interest thereon if closing occurs after March 1, 2017. Melco Leisure has paid a deposit of $100 million that is refundable only if the sale and purchase agreement is terminated prior to closing due to Crown’s default. The closing of the sale is conditional upon the receipt of Macau regulatory approval, Melco’s financing arrangements and other customary closing conditions. On January 27, 2017, Macau regulatory approval was granted and as a result of the satisfaction of this condition, this Schedule 13D has been filed. As described in Item 3, certain assets, including Ordinary Shares or ADSs held by Melco Leisure may be pledged as collateral in connection with such financing.

On December 14, 2016, the Issuer, Melco Leisure, Melco, CAI and Crown entered into an amended and restated shareholders’ deed (the “Shareholders’ Deed”). See Exhibit 99.3 to this Schedule 13D. Pursuant to the Shareholders’ Deed, Melco Leisure and Melco, on the one hand, have agreed with CAI and Crown, on the other hand, on certain matters relating to disposal of Ordinary Shares and voting Ordinary Shares for board nominees. Among other things, CAI and Crown have agreed to retain legal and beneficial ownership of a number of Ordinary Shares equal to the number of Ordinary Shares represented by the ADSs borrowed under the Securities Loans from time to time and to vote such Ordinary Shares in a manner identical to Melco. The agreements contained in the Shareholders’ Deed may cause Melco Leisure, Melco and Mr. Ho to be deemed to share voting and dispositive power over 363,303,544 Ordinary Shares beneficially owned by CAI and Crown for the purposes of Rule 13d-3 under the Act. Except for the shares subject to the Agreement to Vote, for so long as such agreement is in place, each of Melco Leisure, Melco and Mr. Ho expressly disclaims beneficial ownership of any Ordinary Shares held by CAI and Crown pursuant to Rule 13d-4 under the Act, and the filing of this statement shall in no way be construed as an admission that any of Melco Leisure, Melco or Mr. Ho is, for purposes of Section 13(d) or 13(g) of the Act, the beneficial owner of such Ordinary Shares.

On December 15, 2016, CAI agreed to sell 40,925,499 Ordinary Shares of the Issuer to certain underwriters for resale, in the form of 13,641,833 ADSs in an underwritten public offering. In addition, CAI entered into cash-settled swap transactions relating to a fixed number of ADSs with affiliates of each of the underwriters (the “Dealers” and such transactions, the “Swap Transactions”). In connection with hedging their exposure under the Swap Transactions, the Dealers or their respective affiliates borrowed an aggregate of 27,331,933 ADSs of the Issuer from Melco Leisure pursuant to securities loans (the “Securities Loans”). The Dealers agreed to sell, or cause their affiliates to sell, the borrowed ADSs through the underwriters in the same underwritten offering.

On December 20, 2017, the Issuer announced the closing of the underwritten, secondary public offering of its ADSs. CAI sold 40,925,499 Ordinary Shares to the underwriters for their resale in the form of 13,641,833 ADSs in the public offering.

As of 4:00 p.m., New York City time, on the date of this Schedule 13D, Mr. Ho holds 8,250,813 options entitling him to buy 8,250,813 Ordinary Shares, comprising (i) 2,898,774 vested options granted on March 17, 2009 to purchase 2,898,774 Ordinary Shares at a price of $1.09, which options expire on March 16, 2019, (ii) 755,058 vested options granted on November 25, 2009 to purchase 755,058 Ordinary Shares at a price of $1.43, which options expire on March 17, 2018, (iii) 1,446,498 vested options granted on March 23, 2011 to purchase 1,446,498 Ordinary Shares at a price of $2.52, which options expire on March 22, 2021, (iv) 474,399 vested options granted on March 29, 2012 to purchase 474,399 Ordinary Shares at a price of $4.70, which options expire on March 28, 2022, (v) 362,610 options granted on May 10, 2013 (and modified on March 18, 2016) to purchase 362,610 Ordinary Shares at a price of $5.76, which options vest in two tranches, on May 18, 2018 and May 18, 2019, and expire on May 9, 2023, (vi) 320,343 options granted on March 28, 2014 (and modified on March 18, 2016) to purchase 320,343 Ordinary Shares at a price of $5.76, which options vest in two tranches, on May 18, 2018 and May 18, 2019, and expire on March 27, 2024; (vii) 690,291 options granted on March 30, 2015 (and modified on March 18, 2016) to purchase 690,291 Ordinary Shares at a price of $5.76, which options vest in two tranches, on May 18, 2018 and May 18, 2019, and expire on March 29, 2025, and (viii) 1,302,840 options granted on March 18, 2016 to purchase 1,302,840 Ordinary Shares at a price of $5.76, which options vest in two tranches, on May 18, 2018 and May 18, 2019, and expire on March 17, 2026. In addition, Mr. Ho holds 939,595 restricted shares awarded by the Issuer, comprising (i) 160,171 restricted shares awarded on March 28, 2014 and vesting on March 28, 2017, (ii) 345,144 restricted shares awarded on March 30, 2015 and vesting on March 30, 2018, (iii) 217,140 restricted shares awarded on March 18, 2016 and vesting on March 18, 2018, and (iv) 217,140 restricted shares awarded on March 18, 2016 and vesting on March 18, 2019.

The Reporting Person may, from time to time, enter into and dispose of cash-settled equity swap, stock-settled equity swap, option or other derivative transactions with one or more counterparties that are based upon the value of Ordinary Shares, which transactions may be significant in amount. The profit, loss and/or return on such contracts may be wholly or partially dependent on the market value of the Ordinary Shares, the relative value of the Ordinary Shares in comparison to one or more other financial instruments, indexes or securities, a basket or group of securities in which Ordinary Shares may be included, or a combination of any of the foregoing.

Other than as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to the securities of the Issuer.

Item 7. Material to be Filed as Exhibits

Exhibit Number	Description of Exhibits

99.1	Agreement with respect to filing of Schedule 13D, dated as of February 6, 2017, between Melco International Development Limited, Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung.

99.2	Stock Purchase Agreement, dated as of December 14, 2016, between Melco Leisure and Entertainment Group Limited and Crown Asia Investments Pty. Ltd.

99.3	Amended and Restated Shareholders’ Deed, dated December 14, 2016, among Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and Melco Crown Entertainment Limited (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K filed December 19, 2016).

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 6, 2017

For and on Behalf of
MELCO INTERNATIONAL DEVELOPMENT LIMITED

By:	/s/ Ho, Lawrence Yau Lung
Name: Ho, Lawrence Yau Lung
Title: Director

For and on Behalf of
MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

By:	/s/ Ho, Lawrence Yau Lung
Name: Ho, Lawrence Yau Lung
Title: Director

HO, LAWRENCE YAU LUNG

By:	/s/ Ho, Lawrence Yau Lung

ATTENTION
Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

INDEX TO EXHIBITS

Exhibit Number	Description of Exhibits

99.1	Agreement with respect to filing of Schedule 13D, dated as of February 6, 2017, between Melco International Development Limited, Melco Leisure and Entertainment Group Limited and Mr. Ho, Lawrence Yau Lung.

99.2	Stock Purchase Agreement, dated as of December 14, 2016, between Melco Leisure and Entertainment Group Limited and Crown Asia Investments Pty. Ltd.

99.3	Amended and Restated Shareholders’ Deed, dated December 14, 2016, among Melco Leisure and Entertainment Group Limited, Melco International Development Limited, Crown Asia Investments Pty. Ltd., Crown Resorts Limited and Melco Crown Entertainment Limited (incorporated by reference to Exhibit 99.1 to the Issuer’s Form 6-K filed December 19, 2016).

SCHEDULE I

MELCO INTERNATIONAL DEVELOPMENT LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Ho, Lawrence Yau Lung	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Chairman, Chief Executive Officer and Executive Director of Melco International Development Limited and Melco Crown Entertainment Limited	Canada

Evan Andrew Winkler	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Managing Director of Melco International Development Limited	United States of America

Tsui Che Yin, Frank	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director of Melco International Development Limited	United Kingdom

Chung Yuk Man	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director of Melco International Development Limited	Hong Kong Special Administrative Region of the People’s Republic of China

Ng Ching Wo	13/F, Gloucester Tower, The Landmark, 15 Queen’s Road Central, Central, Hong Kong	Solicitor	Canada

Chow Kwong Fai, Edward	2909A Bank of America Tower, 12 Harcourt Road, Central, Hong Kong	Certified Public Accountant	United Kingdom

Sham Sui Leung, Daniel	42nd Floor, Central Plaza, 18 Harbour Road, Wanchai, Hong Kong	Certified Public Accountant	United Kingdom

Tyen Kan Hee, Anthony	21/F, Hong Kong Diamond Exchange Building, 8-10 Duddell Street, Central, Hong Kong	Certified Public Accountant	Hong Kong Special Administrative Region of the People’s Republic of China

MELCO LEISURE AND ENTERTAINMENT GROUP LIMITED

DIRECTORS AND EXECUTIVE OFFICERS

Name	Present Business Address	Present Principal Occupation	Citizenship

Ho, Lawrence Yau Lung	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Chairman, Chief Executive Officer and Executive Director of Melco International Development Limited and Melco Crown Entertainment Limited	Canada

Evan Andrew Winkler	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Managing Director of Melco International Development Limited	United States of America

Tsui Che Yin, Frank	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director of Melco International Development Limited	United Kingdom

Chung Yuk Man	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Executive Director of Melco International Development Limited	Hong Kong Special Administrative Region of the People’s Republic of China

Tam Chi Wai	38th Floor, The Centrium, 60 Wyndham Street, Central, Hong Kong	Group Finance Director, Qualified Accountant and Head of Human Resources and Administration of Melco International Development Limited	Canada